Exhibit 107

Calculation of Filing Fee Table

Form S-1
(Form Type)

The trū Shrimp Companies, Inc.

(Exact name of registrant as specified in its charter)

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price (1)	Amount of registration fee (1)
Units, each consisting of one share of common stock, $0.001 par value, and one warrant to purchase one share of common stock(2)	$18,975,000	$1,758.98
Common stock included as part of the Units	-	-
Warrants to purchase shares of common stock as part of the Units(3)(4)	-	-
Shares of common stock issuable upon exercise of the warrants underlying the Units offered hereby(4)(5)	$18,975,000	$1,758.98
Total	$37,950,000	$3,517.96

Registration Fee Previously Paid		$3,517.96
Net Fee Due		$0.00

(1)     Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)     Includes common stock that may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.

(3)     In accordance with Rule 457(i) under the Securities Act, because the shares of the Registrant’s common stock underlying the warrants underlying the Units are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(4)     There will be warrants issued to purchase one share of common stock for every one share of common stock offered. The warrants are exercisable at a per share price equal to 100% of the per Unit offering price.

(5)     Includes shares of common stock which may be issued upon exercise of additional warrants which may be issued upon exercise of 45-day option granted to the underwriters to cover over-allotments, if any.